Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Nine Months Ended August 31,	Year Ended November 30,
	2016	2015	2014	2013	2012
Pre-tax income (loss) income from continuing operations (a)	$16.2	$(21.1)	$11.7	$26.5	$36.9
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$16.2	$(21.1)	$11.7	$26.5	$36.9
Distributed income equity investees	—	—		—	—
Less: Capitalized interest	—	—		—	—
Amortization of interest previously capitalized	—	—		—	—
Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$16.2	$(21.1)	$11.7	$26.5	$36.9
Fixed Charges:
Interest expense	$17.4	$28.3	$30.6	$29.6	$33.8
Interest capitalized during the period	—	—	1.0	—	—
Amortization of debt issuance costs	1.9	2.0	2.3	2.3	2.7
Imputed interest portion of rent expense	1.3	1.7	2.3	2.2	1.4
Total Fixed Charges	$20.6	$32.0	$36.2	$34.1	$37.9
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$36.8	$10.9	$47.9	$60.6	$74.8
Ratio of Earnings to Fixed Charges	1.8	.3	1.3	1.8	2.0

a.
For the nine months ended August 31, 2016, the ratio of earnings to fixed charges was greater than 1. Our earnings were sufficient to cover fixed charges requirements for the nine months ended August 31, 2016.